			Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
($ in thousands)	June 30,		June 30,
	2011	2010	2011	2010
Earnings:
Pre-tax loss before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(5,553)	$(8,594)	$(16,608)	$(18,599)
Amortization of interest capitalized	497	497	994	994
Interest capitalized	(72)	(302)	(124)	(670)
Distributed income of equity investees	995	1,917	2,072	3,789
Fixed Charges	21,984	22,360	44,433	44,814
Total Earnings	$17,851	$15,878	$30,767	$30,328

Fixed Charges:
Interest expense	20,759	20,927	41,998	41,828
Interest capitalized	72	302	124	670
Debt costs amortization	1,153	1,131	2,311	2,316
Total Fixed Charges	$21,984	$22,360	$44,433	$44,814

Ratio of Earning to Fixed Charges	(a)	(a)	(a)	(a)

a)
For the three and six months ended June 30, 2011, the aggregate amount of fixed charges exceeded our earnings by approximately $4.1 million and $13.7 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three and six months ended June 30, 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $6.5 million and $14.5 million, respectively. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily a result of non-cash depreciation and amortization expense.